Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 11-K
                                  Annual Report



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                   For the Fiscal Year Ended December 31, 2001



A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

            SENA 401(k) Plan
            c/o Stora Enso North America Corp.
            510 High Street
            P.O. Box 8050
            Wisconsin Rapids, WI 54495-8050
            USA


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Stora Enso Oyj
            (Stora Enso Corporation)
            Kanavaranta 1
            P.O. Box 309
            00101 Helsinki,
            Finland

SENA 401(k) Plan
Financial Statements and Report
December 31, 2001 and 2000

SENA 401(k) Plan
Index to Financial Statements
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                            1

Statements of Net Assets Available for Benefits as of
  December 31, 2001 and 2000                                                 2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2001                                       3

Notes to Financial Statements                                               4-9

Schedules required by the Department of Labor's Rules and Regulations:*

  Form 5500, Schedule of Assets (Held at End of Year)
  as of December 31, 2001                                                   10



* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of the SENA 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SENA 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 13, 2002

SENA 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                      2001             2000
                                                 --------------   --------------
Assets
   Investments:
     Plan interest in the SENA Master Trust      $  189,510,612   $  230,346,465
     Loans to participants                            1,189,868        1,169,228
                                                 --------------   --------------

       Total investments                            190,700,480      231,515,693

   Receivables:
     Company contributions                               58,582                -
     Participant contributions                          353,554                -
                                                 --------------   --------------

       Total receivables                                412,136                -
                                                 --------------   --------------

Net assets available for benefits                $  191,112,616   $  231,515,693
                                                 ==============   ==============


   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------


Additions
Investment income (loss):
    Interest in net investment loss of the SENA Master Trust     $ (16,762,834)
    Interest from participant loans                                     83,777
                                                                 --------------

                                                                   (16,679,057)

Contributions:
    Company's                                                        3,090,284
    Participants'                                                   10,063,749
                                                                 --------------

                                                                    13,154,033
                                                                 --------------

           Total additions (net deductions)                         (3,525,024)
                                                                 --------------

Deductions
Deductions from net assets attributed to:
    Benefits paid to participants                                   36,867,523
    Administrative expenses                                             10,530
                                                                 --------------

           Total deductions                                         36,878,053
                                                                 --------------

    Net decrease                                                   (40,403,077)

Net assets available for benefits:
    Beginning of year                                              231,515,693
                                                                 --------------

    End of year                                                  $ 191,112,616
                                                                 ==============


   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the SENA 401(k) Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

     General
     The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company's consent. All full time employees of the Company, as defined, who do not belong to a collective bargaining unit or who are not eligible to participate in the Stora Enso North America Retirement and Savings Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Under a trust agreement, Fidelity Management Trust Company (the "Trustee") was appointed trustee of the Plan.

     Contributions

     Participants may contribute an amount up to 15% of compensation, as defined in the plan agreement, not to exceed IRC limitations. The Company provides a matching contribution equal to 25% of the first 10% of the participant's eligible compensation contributed to the Plan.

     Participant contributions are generally made through payroll deductions. Participant and Company contributions are remitted to the Plan on a bi-weekly basis.

     Investment Options
     The plan provides for investments in the SENA Master Trust. Each participant is responsible for designating multiples of one-half percent of both participant and Company contributions for investment among the available investment funds, other than the Brokerage Link Fund. Designations may be changed on a daily basis at the participant's discretion.

     The Fidelity Brokerage Link Fund contains investments which were transferred to the Plan upon the merger of the Lake Superior Paper Industries Retirement Savings Investment Plan (the "LSPI Plan") in 1996. Continuing contributions or transfers to this fund are prohibited. Any dividends or other earnings in the fund will be invested in one or more of the other investment funds under the Plan as directed by the participant.

     Participant Accounts and Allocations

     Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). For all investment programs other than the SEO Unitized Stock Fund and the Brokerage Link Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund and Brokerage Link Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2001 and 2000, the Plan held 726,917 units and 909,954 units, respectively, of the SEO Unitized Stock Fund at unit values of $28.08 and $26.13, respectively, and as of the same dates 1,624,907 units and 1,422,419 units, respectively, of the Brokerage Link Fund at unit values of $1.00.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately fully vested in their contributions, Company contributions and the earnings thereon.

     Benefits
     Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

     (a) Lump sum;
     (b) Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary;
     (c) Transfer to an eligible retirement plan;
     (d) Defer withdrawal to any time up to the end of the year in which age 701/2is attained;
     (e) In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 plan year, such transferred amounts may be paid in quarterly installments over a payment period specified by the participant (not exceeding the joint life expectancy of the participant and the designated beneficiary) or by a dollar amount or an ad hoc basis for participants who have attained age 57 and terminated employment; or
     (f) In the case of the LSPI Plan, a participant in the plan immediately prior to the effective date of the merger may elect, prior to March 31, 2002, to receive an annuity contract purchased by the trustee with such participant's account balance to provide payments over a fixed period not exceeding ten years or the joint life expectancy of the participant and his beneficiary. Subsequent to March 31, 2002, no distributions in the form of an annuity contract are available under the Plan.

      A participant may make the following withdrawals prior to termination:

     (a) Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs (however, these withdrawals will generally be subject to a 10% penalty tax);
     (b) After age 59-1/2, withdraw the entire account balance; and
     (c) In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 plan year, such transferred amounts may be withdrawn as follows:

         (i) a participant who has made after-tax voluntary contributions may elect to withdraw such contributions once in any plan year while employed; and
         (ii) a participant who has attained age 59-1/2 may elect to withdraw a portion of his transferred amount once in each plan year quarter while employed.

     If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

     Loans to Participants
     Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.


2.   Summary of Accounting Policies

     Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     The Plan, along with the SENA 401(k) Plan for Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

     All investments of the SENA Master Trust, except the investments in the SEO Unitized Stock Fund and the Brokerage Link Fund, are stated at fair value, based on quoted market prices. The fair values of the SEO Unitized Stock Fund and Brokerage Link Fund are computed daily based on share price, dividend information and the value of the funds' short-term investments.

     Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income
     (loss) of the SENA Master Trust.

     Risks and Uncertainties
     The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Administrative Expenses
     Administrative expenses reasonably incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration and the Fidelity Brokerage Link Fund.

     Benefit Payments
     Benefit payments to participants are recorded when paid.

3.   SENA Master Trust

     The Plan's allocated share of the SENA Master Trust's net assets and investment activities is based upon the total of each participant's share of the SENA Master Trust. The percentage of the Plan's investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 71% and 75% as of December 31, 2001 and 2000, respectively.

     The fair value of investments of the SENA Master Trust is as follows:

                                                         December 31,
                                              ---------------------------------
                                                   2001                2000
                                              -------------       -------------
     Investments, at fair value:
         Cash and cash equivalents            $     588,352       $     438,572
         Common stocks                           26,077,156          28,906,641
         Mutual funds                           240,150,044         278,287,822
                                              -------------       -------------
             Total investments                $ 266,815,552       $ 307,633,035
                                              =============       =============


     Investment income (loss) of the SENA Master Trust for the year ended December 31, 2001 is as follows:

     Net appreciation (depreciation) in fair value of investments:
         Common stock                         $   2,734,081
         Mutual funds                           (32,418,826)
                                              -------------
                                                (29,684,745)
              Interest and dividends              5,115,214
                                              -------------
                                              $ (24,569,531)
                                              =============

4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                        December 31,
                                                                ----------------------------
                                                                    2001             2000
                                                                -----------     ------------
     Stora Enso Oyj ADS, 1,634,486 and 2,003,600                $20,038,795     $ 23,542,295
         shares, respectively

     Fidelity Magellan Fund, 448,288 and                         46,720,565       59,793,622
         501,204 shares, respectively

     Fidelity OTC Portfolio, 612,107 and 647,462                 19,079,376       26,578,309
         shares, respectively

     Fidelity Asset Manager Growth Fund, 679,828                  9,748,731       11,840,291
         and 744,204 shares, respectively

     Fidelity Retirement Government Money Market                 29,759,345       33,874,210
         Fund, 29,759,345 and 33,874,210 shares, respectively

     Fidelity Spartan U.S. Equity Index Fund, 424,010            17,231,783       21,688,516
         and 463,331 shares, respectively

5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated July 17, 1995, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter and the Company is in the process of requesting a new letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.   Related Party Transactions

     The Plan periodically invests in a money market fund and mutual funds managed by the Trustee and a fund invested in the American Depositary Shares of the Company's parent, Stora Enso Oyj. These transactions are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.   Amounts Allocated to Withdrawn Participants

     Approximately $61,992,009 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2001, but who have not yet received distributions as of that date.

SENA 401(k) Plan
Form 5500, Schedule of Assets (Held at End of Year)
December 31, 2001
--------------------------------------------------------------------------------


  Identity of Issue, Lessor
      or Similar Party                Description of Investment             Market Value
-----------------------------  ----------------------------------------  -------------------
* Participant Loans            Maturities ranging from 2002 to 2016;         $ 1,189,868
                               interest rates ranging from 4.75% to 12%





* Indicates party-in-interest


See Report of Independent Accountants.

Exhibits:

Exhibit 23     Consent of Independent Accountants - Filed herewith.

Exhibit 99 Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            SENA 401(k) Plan

Dated: September 29,2003                    By /s/ Dawn E. Neuman
                                               -----------------------------
                                            Dawn E. Neuman
                                            Member, SENA 401(k) Board